FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO SELL HSBC SHIPPING SERVICES LIMITED

HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc, has agreed to sell HSBC Shipping Services Limited ('Shipping Services') to members of its current senior management team ('the management team'). Shipping Services provides ship broking and consultancy services and, as at 30 June 2012, had consolidated gross assets of US$6.8m. More broadly the HSBC Group provides a full range of banking products and services to the shipping industry and these (non-broking and associated consultancy) services will continue to be provided by HSBC post disposal.

Shipping Services, which will be renamed Hartland Shipping Services Limited ('Hartland') on completion, will be acquired by a new company established for the purpose by the management team. A consultancy agreement will be entered into under which Hartland will provide shipping-related valuation and consultancy services to the HSBC Group on a global basis.

The sale represents further progress in the implementation of the HSBC Group's strategy and is expected to complete in the fourth quarter of 2012.

Media enquiries to:

Jezz Farr	+44 (0) 20 7991 3124	jezz.farr@hsbc.com

Notes to editors:

1. HSBC Shipping Services Limited
HSBC Shipping Services Limited is a wholly owned subsidiary of HSBC Bank plc and a member of the Baltic Exchange.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 02 August 2012